EXHIBIT (a)(1)(L)

CONFIRMATION OF PARTICIPATION IN THE OFFER TO AMEND AND ACCELERATE EMPLOYEE STOCK

OPTIONS

MICROSEMI CORPORATION – STOCK OPTION ACCELERATION PROGRAM

Thank you for participating in Microsemi’s Stock Option Acceleration Program. You have elected to amend and accelerate your Eligible Unvested Options, subject to the terms and conditions of the Offer:

Grant Date	Original Option Grant Amount (in Shares)	Exercise Price	Eligible Unvested Options

Please do not respond to this E-mail. You may contact Microsemi with questions about the Stock Option Acceleration Program, by E-mail at AccelerationOfferQuestions@microsemi.com or by facsimile to 1-877-798-3202.